SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Notice of 2007 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: November 12, 2007

PRANA BIOTECHNOLOGY LTD	PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd Suite 2, 1233 High Street Armadale Victoria 3143 Ph: (03) 9824 8166 Fx: (03) 9824 8161

The Prana Biotechnology Ltd annual report for financial year 2007 is now available online at www.pranabio.com or by contacting the company

Appointment of Proxy

I/We being members/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia, at 10.30am am on Thursday 20th of December, 2007 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy - please mark x to indicate your directions

		For	Against	Abstain*
Resolution 1:	Re-Election of Dr. George Mihaly to Serve as a Director
Resolution 2:	Increase of Share Pool
Resolution 3:	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee
Resolution 4:	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee
Resolution 5:	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee
Resolution 6:	Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee
Resolution 7:	Approval of Grant of Unquoted Options to Mr Richard Revelins or his nominee
Resolution 8:	Change of Constitution
Resolution 9:	Non-Binding Adoption of Remuneration Report

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE - This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register. If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained form the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Tuesday, 18 December, 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:

Registered Office Suite 2, 1233 High Street, Armadale Victoria 3143 PO Box 8046, Armadale Victoria 3143 Ph: 03 9824 8166 Fx: 03 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Notice of Annual General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Thursday, 20th of December 2007

At:
10:30am
Peppin Merino Room
Ground Floor
369 Royal Parade
Parkville, Victoria, 3052

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2007 ANNUAL GENERAL MEETING

Notice is given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Prana Biotechnology Limited (the “Company”) will be held at 10.30am on Thursday the 20th of December, 2007 at the Company Head Office at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia.

BUSINESS

2007 ANNUAL FINANCIAL STATEMENTS
To present before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ending 30 June 2007.

RESOLUTIONS - ORDINARY BUSINESS

To consider and, if deemed advisable, to adopt the following resolutions as ordinary resolutions with or without amendment:

Resolution 1:	Re-Election of Dr. George Mihaly to Serve as a Director

“That Dr. George Mihaly, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected a Director of the Company.”

Resolution 2:	Increase of Share Pool

“That the Company is hereby authorized to issue up to an aggregate 30,000,000 ordinary shares of the Company or American Depositary Shares of the Company, representing 30,000,000 ordinary shares, under and pursuant to the 2004 American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors’ and Consultants’ Share and Option Plan.

Resolution 3:	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee

“That, the Company is hereby authorised to grant to Mr. Geoffrey Kempler or his nominee unlisted options to acquire 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 4:	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee

“That, the Company is hereby authorised to grant to Mr. Brian Meltzer or his nominee unlisted options to acquire 350,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 5:	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee

“That, the Company is hereby authorised to grant to Mr. Peter Marks or his nominee unlisted options to acquire 350,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 6:	Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee

“That, the Company is hereby authorised to grant to Dr George Mihaly or his nominee unlisted options to acquire 350,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 7:	Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee

“That, the Company is hereby authorised to grant to Mr. Richard Revelins or his nominee unlisted options to acquire 350,000 ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010 on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Meeting.”

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Resolution 8:	Change of Constitution

That clause 29.1, 29.2 and 29.3 of the Constitution, be altered to read:

“29.1	A resolution in writing signed by:
(a)	all Directors who are eligible to vote on the resolution; or
(b)	Directors who are eligible to vote on the resolution and constituting in number not less than a majority of all appointed Directors, is taken to have been passed by the Directors without a meeting.

29.2
Separate copies of a document may be used for signing by the Directors provided the wording of the resolution and statement is identical in each copy and the last of the Directors constituting the majority, as required, signs the document. The document may be received signed by email or facsimile.

29.3	The resolution is passed when signed by the last of all eligible Directors or the last of the Directors required to constitute the majority, as relevant.”

Resolution 9:	Non-Binding Adoption of Remuneration Report

“That, members hereby adopt the 2007 Remuneration Report as published in the Directors’ Report of the Company’s 2007 Annual Report.”

Date:  Thursday, 8th November 2007

By Order Of The Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement
In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

On resolutions 2, 3, 4, 5 & 6 by:

•	The Director of the Company, and

•	An associate of that person/entity

On resolutions 7 by:

•	The Company Secretary of the Company, and

•	An associate of that person/entity

However, the Company need not disregard a vote if:

▪	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
▪	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporate Representatives
If a representation of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Voting Instructions
For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by persons who are registered as holding shares at 7.00pm (Melbourne, Victoria Time) on Monday, 17 December 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxy Instructions
Instructions in respect of the appointment of proxies accompany the Proxy Form attached.

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Tuesday, 18 December 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:

Registered Office Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Ph: 03 9824 8166 Fx: 03 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated 8th November, 2007, has been issued by Prana Biotechnology Limited (the “Company”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2007 Annual General Meeting of the Company scheduled to be held on 20th December, 2007 to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2007 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum. Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement that forms part of the Notice of Meeting.

Presentation of 2007Annual Financial Statements

The 2007 Annual Financial Statements of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporations Act 2001. Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company’s Financial Statements questions in respect of the 2007 Annual Financial Statements. The 2007 Annual Report is available at www.pranabio.com or by contacting the Company.

Resolutions – Ordinary Business

Resolution 1.  Re-Election of Dr. George Mihaly to Serve as a Director

At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Dr. Mihaly, a Non-Executive Director of the Company since 9 December, 1999 has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

During the period from mid 1994 to early 2000, Dr. Mihaly was founding Executive Chairman and Managing Director of Synermedica Pty Ltd - one of Australia’s leading independent consultant research organizations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia until December, 2004.

Dr. Mihaly is a member of the Remuneration Committee and the Audit Risk and Compliance Committee, and was last re-elected by shareholders at the 2005 Annual General Meeting.

Resolution 2.  Increase of Share Plan Pool

The Company currently has two Share Plans, the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to US based directors, employees and consultants) (the “Share Plans”). These plans were approved at the 2004 Annual General Meeting of the Company.

The Company is seeking shareholder approval to increase the Share Plan Pool (“Pool”) by 8,000,000 securities.

A Pool of 22,000,000 securities was approved at the 2005 Annual General Meeting. Of this Pool, 1,787,689 shares have been issued and 11,728,262 options to purchase ordinary shares have been granted, being a total of 13,515,951 securities.

Subject to Resolutions 3,4,5,6 and 7 being approved, there will be a further 2,400,000 options granted under the 2004 ASX Plan, meaning a total of 15,915,951 securities would have been granted out of the currently approved Share Plan Pool.

The Board of Directors of the Company believes that the increase in the Share Plan Pool is necessary in order for it to continue to:

a)	Provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	Attract and retain eligible persons essential for the continued growth and development of the Company;

c)	Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	Enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	Provide an alternative to cash payments.

As such, the Company is seeking shareholder approval to increase the Share Plan Pool by 8,000,000 securities.

An eligible person under the Share Plans is defined as a director, consultant or employee to the Company, or its subsidiaries. A director may not receive any securities in the Company, pursuant to a Share Plan or otherwise, without prior shareholder approval as per ASX Listing Rules 10.11 and 10.14.

Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Stock Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares (“ADSs”) of the Company reported on the NASDAQ SmallCap Market. The Board of Directors believes that the approval of the increase in the Share Plan Pool by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company’s interests, development and success.

According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions. As such, the Company is seeking shareholder approval in Resolutions 3, 4, 5 & 6 to issue securities under the Plans. The Company is also seeking shareholder approval in resolution 7 to issue securities under the Plans to the Company Secretary.

ASX Listing Rule 7.2 (Exception 9) requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued where such issue, together with any other issues of shares by the Company in the 12 months prior, would be more than 15% of the issued share capital of the Company.

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that any issue under the Share Plans will be an exception to Listing Rule 7.1.

THE 2004 ADS PLAN

The purpose of the 2004 ADS Plan is to provide incentive for its non-Australian based employees, officers, consultants, independent contractors and directors.

Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2004 ADS Plan, the Company is be entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company. ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

The 2004 ADS Plan administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

THE 2004 ASX PLAN

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

Resolution 3.	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee

In recognition of his industry experience, skills and in order to provide him with a short term incentive to retain his industry experience, be industry competitive and recognise his skills and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Kempler or his nominee 1,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. Further, under the terms of this option grant, Mr. Kempler or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing director within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

As approved under resolution 3 of the Notice of Annual General Meeting held on 30 November 2006, Mr Kempler was issued 1,000,000 options under the 2004 ASX Plan on 1 December 2006 at an acquisition price of nil.

See the next page for the valuation of these options.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Resolution 4.	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee
Resolution 5.	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee
Resolution 6.	Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee

In recognition of their industry experience, skills and in order to provide them a short term incentive to retain their industry experience, be industry competitive and recognise this skill and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Meltzer, Mr. Marks and Dr Mihaly or their nominee 350,000 unlisted options each to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. Further, under the terms of this option grant, Mr. Meltzer, Mr. Marks and Dr Mihaly or their nominee will not be entitled to dispose of the ordinary shares issued to them upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, naming that shareholder approval was obtained under ASX Listing Rule 10.14.

As approved under resolutions 5, 6 and 7 of the Notice of Annual General Meeting held on 30 November 2006, Mr Meltzer, Dr Mihlay and Mr Marks were each issued with 300,000 options under the 2004 ASX Plan on 1 December 2006 at an acquisition price of nil.

Resolution 7.	Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee

In recognition of his industry experience, skills and in order to provide him with a short term incentive to retain his industry experience, be industry competitive and recognise his skills and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 7.1, to issue to Mr. Revelins or his nominee 350,000 unlisted options to acquire ordinary shares of the Company, exercisable for nil consideration on or before 31 October 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan.

The options will be held in escrow for one year from date of grant. Further, under the terms of this option grant, Mr. Revelins or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing Company Secretary within three months from the date of the Meeting.

As approved under resolution 8 of the Notice of Annual General Meeting held on 30 November 2006, Mr Revelins was issued 300,000 options under the 2004 ASX Plan on 1 December 2006 at an acquisition price of nil.

The options to be issued under resolutions 3, 4, 5, 6 and 7 have been valued using a Black Scholes Model as follows:

Exercise Price: $0.00
Stock Price: $0.285
Days to Expiry: 1095
Volatility: 76%
Risk-free Interest Rate: 6.82%
Option Price: $0.285

This calculation is based on inputs at 1 November 2007. The value under accounting standards will be calculated based on inputs at the date of shareholder approval.

Resolution 7. Change of Constitution

To assist in managing the affairs of the Company and to accommodate international business travel of Directors, Prana Biotechnology Limited proposes to alter its constitution as follows:

Replace the words:

“29.1
The Directors may pass a resolution without a Directors meeting being held if all of the Directors entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution details of which are set out in the document.

29.2
Separate copies of a document may be used for signing by the Directors provided the wording of the resolution and statement is identical in each copy and each Director entitled to vote on the resolution has signed at least one of the copies of the document.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

29.3	A resolution passed by the Directors signing a document shall be passed when the last Director signs the document.”

With:

“29.1	A resolution in writing signed by:
(c)	all Directors who are eligible to vote on the resolution; or
(d)	Directors who are eligible to vote on the resolution and constituting in number not less than a majority of all appointed Directors, is taken to have been passed by the Directors without a meeting.

29.2
Separate copies of a document may be used for signing by the Directors provided the wording of the resolution and statement is identical in each copy and the last of the Directors constituting the majority, as required, signs the document. The document may be received signed by email or facsimile.

29.3	The resolution is passed when signed by the last of all eligible Directors or the last of the Directors required to constitute the majority, as relevant.”

Resolution 8.	Non-Binding Adoption of Remuneration Report

Pursuant to the Corporations Act 2001 the Annual General Meeting of a listed company must propose a resolution that the Remuneration Report be adopted. Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 8 is to lay before the Shareholders the Company’s Non-binding Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2007.

The Remuneration Report is contained in the 2007 Annual Report which is available online at www.pranabio.com or by contacting the Company.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.